UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Jayud Global Logistics Limited (the “Company”) is submitting this Amendment No. 1 on Form 6-K/A (hereinafter referred to as “Amendment No. 1”) to amend its original report on Form 6-K, which was filed with the Securities and Exchange Commission on October 28, 2024 (the “Original 6-K”). The sole purpose of this Amendment No. 1 is to correct the square footage of the warehouse located in Somerset, New Jersey, as previously reported in the Original 6-K.

Jayud Global Logistics Further Expands U.S. Operations with Acquisitions in New Jersey and Texas

On October 25, 2024, Jayud Global Logistics Limited (the “Company”) acquired a 95% stake in a 28,320 sq.ft. warehouse located in Houston, Texas, establishing its southern U.S. foothold.

On October 26, 2024, the Company expanded its U.S. reach with the acquisition of a 20% stake in a 60,000 sq.ft. warehouse located in Somerset, New Jersey, on the East Coast.

The Company issued a total of 3,924,679 Class A ordinary shares as consideration for the two acquisitions. These acquisitions underscore the Company’s commitment to investing in strategic opportunities that promote long-term success.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2024

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
Name:	Xiaogang Geng
Title:	Chief Executive Officer

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